AH 3.1.2004

VF 2-26-04

04001879

[redacted] STATES
IANGE COMMISSION
, DC 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimates average burden |
| Hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 49187 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MCC SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 MADISON AVENUE, SUITE 575
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN GULICK (212) 614-0491
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST $42^{ND}$ STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

RECD S.E.C.
FEB 25 2004

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, DAN GULICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCC SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

MANAGING DIRECTOR

Title

Gloria A. Rivera
Notary Public, State of New York
No. 01RO5048511
Commission Expires August 28. 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

MCC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
MCC Securities, Inc.:

We have audited the accompanying statement of financial condition of MCC Securities, Inc. as of December 31, 2003. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MCC Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
January 27, 2004

# MCC SECURITIES, INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 13,179 |
| Accounts Receivable | 17,500 |
| Other Assets | 503 |
| TOTAL ASSETS | $ 31,182 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable and Accrued Expenses | $ 11,082 |
| Total Liabilities | 11,082 |
| Stockholder's Equity: | |
| Common stock, par value $.01 shares authorized, issued and outstanding 2000 | 20 |
| Additional Paid in Capital | 108,190 |
| Retained earnings Deficit | (88,110) |
| Total Stockholder's Equity | 20,100 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 31,182 |

The accompanying notes are an integral part of these financial statements.

MCC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1. ORGANIZATION OF THE CORPORATION

MCC Securities, Inc. ("the Company") is a broker-dealer registered with Securities and Exchange Commission (SEC), and a member of National Association of Securities Dealers (NASD).

Effective November 7, 1996, the Company was approved for membership in the National Association of Security Dealers (NASD). Membership in the NASD was approved pursuant to a restriction agreement entered into between the Company and the NASD. The restriction agreement limits the Company's activities to private placements of securities and fee basis consulting. The Company has registered as a broker dealer in twelve states where it conducts business. The Membership Agreement was updated and approved by the NASD on November 27, 2001 (effective November 21, 2001).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by Moore Clayton & Co., Inc. (the Company's Parent). In 2003, the Parent has elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The Parent has adequate resources independent of the Company to pay theses expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. In addition, the Parent has agreed to provide funds as required to maintain the NASD minimum capital requirements.

MCC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 4. CAPITAL STOCK

The Company is authorized to issue 2,000 shares of common stock, $.01 par value. As at December 31, 2003 all 2,000 shares were issued and outstanding.

NOTE 5. INCOME TAXES

The company files Federal, New York State and New York City income tax returns and has accrued for the applicable taxes for 2003.

NOTE 6. NET CAPITAL REQUIREMENTS

The restrictive agreement referred to in Note 1, requires the Company to maintain a minimum of $5,000 in net capital. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had a net capital of $9,597. The company's ratio of aggregate indebtness to net capital was 1.15 to 1.